Filed Pursuant to Rule 433

Dated January 13, 2012

Registration Statement No. 333-161594

Supplementing Preliminary Prospectus Supplement Dated January 12, 2012 and

Prospectus dated August 28, 2009

11,000,000 Shares

Hospitality Properties Trust

7.125% Series D Cumulative Redeemable Preferred Shares

Issuer:	Hospitality Properties Trust

Title of Shares:	7.125% Series D Cumulative Redeemable Preferred Shares (the “Series D Preferred Shares”)

Number of Shares:	11,000,000 shares

Overallotment Option:

The underwriters may also purchase from us up to an additional 1,650,000 Series D Preferred Shares, at the public offering price, less the underwriting discount payable by the Issuer, within 30 days from the date of the prospectus supplement to cover overallotments, if any.

Maturity:

Perpetual (unless redeemed or repurchased by the Issuer on and after January 15, 2017 or repurchased pursuant to its special optional redemption rights or converted by an investor in connection with certain changes of control)

Expected Ratings (Moody’s/S&P):	Baa3 (Stable)/ BB (Stable)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	January 13, 2012

Settlement Date:	January 19, 2012 (T+3)

Distribution Rate:	7.125% per year of the $25.00 per share liquidation preference (equivalent to $1.78125 per year per share)

Distribution Payment Dates:	The 15th day of each January, April, July and October beginning on April 15, 2012.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series D Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the issuer has provided or provides notice of its election to redeem the Series D Preferred Shares) to convert some or all of the Series D Preferred Shares held by such holder, or the Change of Control Conversion Right, on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series D Preferred Share to be converted equal to the lesser of:

• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to but excluding the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Share distribution payment and prior to the corresponding Series D Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price; and

• 2.0500 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series D Preferred Shares will not have any right to convert the Series D Preferred Shares in connection with the Change of Control Conversion Right and any Series D Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series D Preferred Shares, the following have occurred and are continuing:

• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s shares entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

• following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series D Preferred Shares.

The “Common Share Price” will be: (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by the holders of our common shares is solely cash; and (ii) the average of the closing prices for the Issuer’s common shares on the NYSE for the ten consecutive trading days immediately preceding but excluding the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is other than solely cash.

Optional Redemption:

On and after January 15, 2017, the Issuer may, at its option, redeem the Series D Preferred Shares, in whole or from time to time in part, for cash by paying $25.00 per share, plus any accrued and unpaid distributions to but excluding the date of redemption (subject to the special optional redemption right described below).

Special Optional Redemption:

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series D Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to but excluding the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series D Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), investors will not have the Change of Control Conversion Right described above.

Use of Proceeds

The Issuer expects to use the net proceeds from this offering to redeem all of its outstanding 8.875% Series B Cumulative Redeemable Preferred Shares, to reduce amounts outstanding under its revolving credit facility and for general business purposes, which may include funding potential future acquisitions.

Public Offering Price:	$25.00 per Series D Preferred Share

Purchase Price by Underwriters:	$24.2125 per Series D Preferred Share

Net Proceeds (before expenses):	$266,337,500 ($306,288,125, if the underwriters exercise their overallotment option)

Increase in Authorized Shares:

On January 13, 2012, the Issuer authorized an increase to the number of common shares of beneficial interest it has the authority to issue from 150,000,000 to 200,000,000 and, as a result, increased the number of shares of beneficial interest it has the authority to issue from 250,000,000 to 300,000,000.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC
UBS Securities LLC
RBC Capital Markets, LLC

Joint Lead Managers:	BB&T Capital Markets,
a division of Scott & Stringfellow, LLC
Morgan Keegan & Company, Inc.

Expected Listing/Symbol:	NYSE / “HPT PR D”

ISIN:	US44106M6075

CUSIP:	44106M 607

The issuer has filed a registration statement (including a prospectus dated August 28, 2009 and a preliminary prospectus supplement dated January 12, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 (for institutional investors) and (800) 584-6837 (for retail investors), UBS Securities LLC toll-free at (877) 827-6444 extension 561-3884 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.